FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
Ackart Jennifer C. (Last) (First) (Middle)	**Raymond James Financial (RJF)**	(Check all applicable) _____ Director _____ 10% Owner __X__ Officer (give _____ Other (specify title below) below)

1. Name and Address of Reporting Person* (cont.)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year **March 4, 2003**	6. Relationship (cont.)
880 Carillon Parkway (Street)			**Chief Accounting Officer**
St. Petersburg FL 33716 (City) (State) (ZIP)		5. If Amendment Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	1/14/2003		J(1)	V	6	A	$ 32.350			
RJF Common Stock	3/4/2003				987 (1)	A	$ 21.510	4,207	D	
RJF Common Stock								459	I	ESOP

(1) Shares acquired under the RJF stock purchase plan in March 2003

J1 Dividend Reinvest

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
FORM 4 (continued)
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y	4. Transaction Code (Instr. 8)				5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securi (Instr. 3 and 4)		8. Price of derivSecurity (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivMonth (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)			Date Exercisable	Expiration Date	Title	Amount Number Shares				
Employee Stock Option **(Right to buy)**										11/18 2002-04	1/18/2005	**Common stock**	**1,000**	$ 20.625			
Employee Stock Option **(Right to buy)**										11/28/04-11/28/06	11/28/2007	**Common stock**	**4,000**	$ 32.000	**5,000**	**D**	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ JENNIFER C. ACKART   3/5/2003
**Signature of Reporting Person   Date

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